UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

COMMUNICATION OF RELEVANT INFORMATION

Promotora de Informaciones, S.A. (PRISA) announces the following relevant information, under the provisions of article 82 of Spanish Securities Market Act (“Ley del Mercado de Valores”).

PRISA provided written notice today to the New York Stock Exchange ("NYSE") of its intent to delist its American Depositary Shares representing Class A shares ("ADSs").

Prisa also notified NYSE of its intent to terminate the registration of the ADSs with the Securities and Exchange Commission ("SEC") and terminate its reporting obligations under the U.S. Securities Exchange Act of 1934, as amended (the "1934 Act").

PRISA's Board of Directors made the decision based on its assessment of, among other factors, the relatively low trading volume of its securities in the United States (due to, among other factors, the markets development and the capital flows deregulation), the availability of appropriate protection for its shareholders and for the investor community offered by the current Spanish legal regime and the European Union regulated markets regulation and supervision framework, and the savings in costs and administrative efforts that would result from the termination of certain information reporting obligations pursuant to the 1934 Act.

PRISA intends to delist the ADSs by filing a Form 25 with the SEC and NYSE on or around 12 September 2014 to effect the delisting and expects the delisting to be effective ten days after the filing, with the last day of trading of the ADSs on the NYSE to be 22 September 2014. PRISA intends to terminate its reporting obligations under section 13(a) and 15(d) of the 1934 Act and to terminate the registration of its ADSs by filing a Form 15F with the SEC as soon as possible thereafter. PRISA's reporting obligations will be suspended immediately upon such filing and the deregistration of the ADSs should be effective 90 days after the filing, unless the SEC objects.

PRISA reserves the right, for any reason, to delay these filings or to withdraw them prior to their effectiveness, and to otherwise change its plans with respect to the delisting, deregistration and termination of reporting requirements.

PRISA intends to maintain its ADS program in the United States, and therefore anticipates that its ADSs will continue to be traded on the U.S. over-the-counter market.

PRISA's Class A shares will continue to trade on its primary trading market (Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia, through the Spanish Stock Exchange Interconnection System). Therefore, PRISA will continue to be subject to Spanish reporting, transparency and corporate governance obligations and to Spanish accounting standards. The information required to be made available pursuant to Rule 12g3-2(b) under the 1934 Act will be posted in English on PRISA’s website at www.prisa.com.

Madrid, September 2, 2014

COMMUNICATION OF RELEVANT INFORMATION

Promotora de Informaciones, S.A. (PRISA) announces the following relevant information, under the provisions of article 82 of Spanish Securities Market Act (“Ley del Mercado de Valores”).

Following the Relevant Information dated July 22, 2014 (CNMV registration No. 208814), PRISA announces that as of today the company has bought back €133,133,313 of its financial debt at a discount of 0.25 € per euro, by way of a direct purchase of such debt portion to certain financing entities, in accordance with the financing agreements signed in December 2013.

This financial debt buy-back is added to the ones announced on May 22, 2014 (CNMV registration No. 206038) for an amount of €164,959,128 at a price of 72.38%, and on August 7, 2014 (CNMV registration No. 209780) for an amount of €406.640.119 at a price of 74.95%, so PRISA has amortized debt for a total of €704,732,560 during the last four months.

Madrid, September 2, 2014

FREE TRANSLATION FROM THE ORIGINAL IN SPANISH LANGUAGE

COMMUNICATION OF RELEVANT INFORMATION

Promotora de Informaciones, SA (PRISA) announces the following relevant information, under the provisions of article 82 of Act 24/1988, July 28th, of Securities Market (“Ley del Mercado de Valores”).

Following the Relevant Information dated August 26, 2014, with registration CNMV No. 210163, PRISA informs that today and with trade effects of tomorrow September 3, 94,712,520 new Class A common shares coming from the execution of the capital increase corresponding to exercise of Warrants 2013 of PRISA1 during July 2014 have been admitted to trading on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia, through the Stock Exchange Interconnection System (“Sistema de Interconexión Bursátil”).

Madrid, September 2, 2014

1 Resolution approving the issuance of warrants to certain of the Company's creditors which include the right to subscribe Class A common shares through the set-off of receivables and the share capital increase by way of setting-off receivables to cover the exercise of the Warrants 2013, passed by the PRISA's Extraordinary Shareholders Meeting held on December 10, 2013..

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

	By:	/s/ Antonio García-Mon
Name: Antonio García-Mon
Title: Secretary of the Board of Directors

September 2, 2014